

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 5, 2018

<u>Via E-Mail</u>
William M. Moore
Chief Executive Officer
Iridex Corporation
1212 Terra Bella Avenue
Mountain View, CA 94043

> **Re:** **Iridex Corporation**
> **Form 10-K for the Fiscal Year Ended December 30, 2017**
> **Filed March 14, 2018**
> **File No. 0-27598**

Dear Mr. Moore:

    We refer you to our comment letter dated August 30, 2018 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Cecilia Blye

                    Cecilia Blye, Chief
                    Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director